FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

May 7, 2009

Diageo plc
(Translation of registrant’s name into English)

England
(Jurisdiction of Incorporation)

8 Henrietta Place, London W1G 0NB
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE FILED AND INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NOS. 333-110804, 333-132732 AND 333-153488) AND REGISTRATION STATEMENTS ON FORM S-8 (FILE NOS. 333-153481 AND 333-154338) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

On April 24, 2009, Peggy Bruzelius, age 59, was appointed a non-executive director of Diageo plc with immediate effect.  Ms Bruzelius is Chairman of Lancelot Asset Management in Sweden. She also serves as Vice Chairman of AB Electrolux, and sits on the boards of Akzo Nobel NV and Syngenta AG.

Ms Bruzelius has disclosed no shareholding in Diageo plc and no other relationships with Diageo plc. Her remuneration will consist of a base salary of £75,000 per annum, plus other benefits in the amount of £1,250, where other benefits may include company car and driver, fuel, product allowance, financial counselling and medical insurance.  In addition, as an overseas based non-executive director, Ms Bruzelius may receive an allowance of £3,000 each time she is required to travel to attend board and committee meetings to reflect the additional time commitment involved.

EXHIBIT INDEX

Exhibit Number		Description

99.1	—	Press Release, dated April 24, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: May 6, 2009	By:	/s/ Paul Tunnacliffe
	Name:	Paul Tunnacliffe
	Title:	Company Secretary